Exhibit 99.4

Press Conference

PRESS CONFERENCE

Q4 FY 2017 RESULTS

APRIL 13, 2017

CORPORATE PARTICIPANTS

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D.Ranganath

Chief Financial Officer

Ravi Kumar S.

President & Deputy COO

Sandeep Dadlani

President & Global Head – Manufacturing, Retail, CPG and Logistics; Head – Infosys Americas

Mohit Joshi

President & Head, Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences; Head, Infosys Brazil and Infosys Mexico

Rajesh Krishnamurthy

President, Head of Energy, Utilities, Telecommunications and Services, Head—Infosys Consulting, Head of Europe

Binod Hampapur Rangadore

EVP- Global Head - Talent & Technology Operations

Krishnamurthy Shankar

Executive Vice President & Group Head, Human Resource Development

Pervinder Johar

Head – EdgeVerve

ANALYSTS

Vishakha

Reuters

Varun

Mint

Sajeet

Bloomberg-Quint

Ayan

Business Standard

Vishal

Joshell

ET

Balaji

IANS

Moderator

Good Afternoon, everyone and thank you for joining us today. We will open the floor for questions straightaway.

Participant

Growth rates have come down significantly. You had very big target for yourself. Where is the problem -- the industry or the company or both?

Vishal Sikka

The growth rate is a reflection of the environment that we are working in which is quite different than it was two years ago or one year ago. Various factors impact the growth rate. If you look at the underlying performance that we have had, we did 8.3% constant currency growth on a very large base, of course, when we started the year our expectation and our ambition was much higher than this, but it is still quite a significant performance and we crossed $10 bn. If you look at the margin performance that we have had and the improvement in the revenue per FTE is the reflection of the fact that we have achieved this revenue growth by purposefully slowing down the addition of the employees. We have continued the longer-term journey to focus on transforming ourselves towards Artificial Intelligence and towards Innovation and Design Thinking. On that front, I am very happy about the progress that we have made. Individual quarters have their own ups and downs and individual factors that come into play whether they are internal or external and so on. So, when I look at the longer-term journey that we have been on, I am quite happy with the way things have moved forward.

M.D.Ranganath

Just to add on, I think the strategy execution trajectory need to be looked at not just on one quarter but maybe since we started over two years ago. Over the last two years, our relative performance vis-à-vis industry, whether it is with respect to NASSCOM guidance or whether it is with respect to some of our large peers, our growth used to be 50% of what the industry growth was. If you look at even this financial year as well as last financial year, that relative underperformance in terms of company growth have been bridged. I think that is one factor to keep in mind. The second factor to keep in mind is two years ago when the strategy was outlined by Vishal, there was a concern that “Hey, this company is shifting from highly profitable services-led business, there will be margin decline because of huge investments that will be required.” To the contrary, I think if you look at last two years we have held the margins. In fact, if you look at the peer comparison probably we have held the margins much more successfully. If I look at financial year ’17, the biggest outcome is despite the constant currency growth as compared to earlier year, which was 13.3% to 8.4%, almost 5% lower, we have held the margins at the same level. This was on the back of pricing, on the back of the cross-currency. This essentially means sharper focus on operational efficiency which we have been saying all the while. This year another outcome of strategy is really the rate of growth of revenue has been faster than the rate in growth of headcount. We added about 60% less headcount this year on a net headcount as compared to earlier years. So per capita revenue has moved up by 2% to 3% this year. Likewise on cash generation, we have for the first time ever our cash from operating activities crossed $2 bn highest ever and if you look at the conversion to the PAT we are at 98%. The attrition which Vishal also earlier talked about has moderated. I think there are multiple factors to look at. The strategy execution is really something which one has to look at in a timeframe of last two years which I talked about.

Vishakha

Hi! Vishakha over here. Just wanted to know are you guys still committed to your $20 bn revenue target in 2020?

Vishal Sikka

This is now the 8th time today that this question has come up. I am fully prepared for 8 more, totally cool. As I have always said, it has always been an aspiration. Pravin, myself and Ranga always talk about that. Every once in a while when you begin on a new journey you want to set up a very compelling steep aspiration and this is what it has always been. With the performance that we have seen in the last few quarters, it was already a difficult thing, now it is incredibly difficult thing. But the important point about it is the way that it quantifies the strategy into these three areas $20 bn in revenue which means the steep growth in revenue; 30% in margin which means that we want to achieve that growth, not only maintaining the margin but improving the margin especially the revenue per employee. The revenue per employee, while the growth that we have seen still a small one but despite all the downward pressure in pricing and so forth, we have continued to improve the revenue per FTE and this is a very positive sign. When it comes to aspiration like Pravin was telling me earlier that in the history of our company we had many years ago had $10 bn goal by 2010 or something like this or an ambition and others in the industry also do this all the time. So, it is the framing of the problem is how I look at it and that continues to be what we want to aspire to. We want to get to $20 bn, 30% and $80,000.

Vishakha

Are you saying that it is going to be incredibly difficult now to get to that goal?

Vishal Sikka

Obviously.

Participant

Hi, Vishal, a couple of clarifications and questions. What was the total large deal wins in this last year?

Vishal Sikka

Large deals were $806 mn in this last quarter.

Participant

That was in the quarter. But for ’16-17 what was it sir?

Pravin Rao

$3.5 bn.

Varun

This is coming on the back of $2.8 (includes only committed value deals) if I am correct large deal wins in ’15-16. Now the question is you are having large deal wins which is considerably going up but somehow you are not able to monetize it for growth. Because growth either ways you look at it by growth number or incremental revenue, both are on a downward trajectory. So why despite large deal wins you are not able to translate it into revenue bookings whatever in the word or the growth for the company?

Pravin Rao

Most of these deal wins are over a 3-year to 5-year period. So, in the first year amount of revenue if you recognize will be lower than typically 3-months to 6-months transition, only beyond it will start recognizing revenue. That is one part of it. Large deal wins is also a combination of renewals as versus as new wins as well, so it is a combination of both. The way we would look at it is while it may be renewal, it is replacing the revenue that we have had. Other way to look at is, it is in a competitive situation and you could have even lost the revenue. So it is a combination of both, partly because it will play out over 3-years to 5-years with lower revenue recognition in the first year because of transition and partly because some of it is more a renewal thing.

Varun

You had challenges in BPO and EdgeVerve to start with. First quarter of last year your Consulting also had some issues. Is the worst behind for all these three units sir if I have to say are there any green shoots you are seeing for Consulting or BPO, EdgeVerve. Will their growth be much better this year?

Pravin Rao

BPO has done well. BPO in the last couple of years have been relatively slow, but in the last two quarters it has picked up. In fact, this quarter it has had gone up higher growth about 5% on constant currency basis. So BPO margins have improved, industry leading margins and other things. So BPO we are now much more confident. Our effort in terms of reshaping BPO, getting into newer offerings in BPO and all is bearing fruit. So we are fairly confident about the BPO thing. On the Consulting thing, we still have a challenge. Our focus this year therefore is to focus more on turning around Consulting, focusing on making it more profitable, building more for stronger foundation for this current year. So this year the focus will be less on driving Consulting growth but making sure that we drive purposeful growth, fixing some of the issues we have on the ground and all. So we will continue to see a little bit of challenge in this coming year in Consulting, but this will be a more deliberate one, more planned one we want to fix it so that this year we want to fix it, make sure the fundamentals are right before we start expanding. Vishal, can you add on it?

Vishal Sikka

On Edge, we had the best quarter ever and the best year ever. Sandeep, maybe you want to add a couple of things to that and we of course have right behind Sandeep the new leader of EdgeVerve – Pervinder Johar.

Sandeep Dadlani

EdgeVerve is consisting of two different portfolios of products – one is Finacle which is the core banking product which has seen stability over the years, but the other is a very exciting range of unique Edge products. The one leading the growth in this is a RPA (Robotic Process Automation) product called AssistEdge which has shown growth internally every quarter over the last six quarters. Forrester just rated it as one of the leading RPA program ever anywhere in the world. So we are seeing growth in Edge. I am even more excited about Edge because Pervinder Johar has joined our family here. He has tremendous experience in software products which is sometimes a different religion by itself. Pervinder has joined us from Steelwedge which is a great supply planning product company as well. Welcome Pervinder to the Board. With Pervinder’s leadership, with exciting array of products that we have, with the growth that we are seeing year-on-year on this, I am very excited about Edge growth future predictions.

Vishal Sikka

Overall, Varun, the new software area, so Mana, Skava, Edge and Panaya, two of which are home-grown software platforms built by us which is Mana and Edge and the Skava and Panaya were acquired. These have grown by 43% in this past year and revenue per employee is already past $125,000 in this area. This is an area that we are really very excited about and counting on.

Varun

43% to can you quantify that number to what?

Vishal Sikka

We will be starting next quarter.

Varun

Because I would imagine the base is very small. So it will be negligible, $100 to $200 mn?

Vishal Sikka

It is not negligible

Sandeep Dadlani

I think from the next quarter what we will do is we will break out all our new offerings – product and services in the Digital, Analytics, Cyber Security, all the new age relevant products and services will be broken out for you and you will get a much better idea. Right now, you take one product here, one product there, it would not make sense.

Varun

That is helpful. The other bit is over the last one year we have repeatedly heard the management saying that because of poor execution your growth has slowed. What essentially do you mean by this execution? Pardon me for asking a banal question. Is it because that the sales side perhaps over-bided the pricing and the delivery engine could not keep up with it? Going forward, how do you expect this to be rectified?

Vishal Sikka

Ranga, in response to the earlier question talk about some of the key aspects of strategy execution. Actually, if you look at our execution, it is something that we can be very proud of. The way we have managed the margins, the way we have managed the operational efficiency, the improvement of revenue per employee, the improvement of utilization, the improvement in the large deal, the top customer, revenue, the $100 mn account which is now at 19, it was 12 when I started. These are all signs of very strong execution. Our attrition is down at a group level at 17%, at an Infosys Limited level at 13.5%, and at high performance level in single digit. These are all remarkable improvements from the time when I started and these are signs of great execution. The challenges of execution that you refer to, are I do not know what context that was mentioned in. The overall atmosphere that we are working in and ensuring that we have the skills and capabilities, we just added Pervinder. We have continuously added skills and capabilities to our team to ensure that we are doing the things that are necessary for the times ahead. Ravi has been hiring several of the key new services leader from the outside to complement our own talent. We have been growing remarkably in the new services area, perhaps Ravi, you can talk about this. I would not characterize the revenue performance as owing to executional challenges. When I look back on our execution over the years is something that we are greatly proud of. Ravi, do you want to talk about the new services?

Ravi Kumar S.

Yes, new services are the ones which are fueling our global delivery engine. Essentially these are areas where customers are spending significantly like Cyber Security, migration into Cloud Applications, API economy, whole bunch of them. So, we have kind of ring-fenced them, we have invested into digital technologies, and we are now fueling growth for the future in core IT Services through the new services engine. We will start publishing some of those numbers from next quarter.

Vishal Sikka

I think one probably what you are referring to with regard to execution, obviously in a portfolio as large as ours we constantly have to make adjustments and there are areas where execution suffers. Pravin mentioned earlier Consulting has been one, where Rajesh has been working on for the last three quarters to bring a much more purposeful reshaping of this business. In sales, we have to constantly make sure that our team’s ability to bring new skills, new ways of delivering value, new ways of engaging with clients and so forth is something that we constantly focus on. So, these are obviously some of the execution aspects that we continue to work on.

Varun

There is nobody else from the Board and helps. I am asking this to executive members on the Board of Infosys this question. There is also the appointment of Independent Directors as a Co-Chairman at the Board. Do you think as the management at least now whatever spat has been there in the public which could have perhaps distracted the management from focusing on business, will that be taken care of sir? You remain hopeful for that that a Co-Chairman has been brought in and perhaps that will take care of some of the issues which some of the founders may have had over the past few months?

Vishal Sikka

Look, I have no idea whether it will get worst, get better or stay the same. We do not know. We have had a very strong relationship with the Board. You have to see that the Board’s primary function is governance and our job is strategy, execution and operations which we take the three of us and the four Presidents are here, Krish is here, the entire leadership team to a large degree sitting here. This is our job. So, the appointment of Co-Chair and so forth is not something that any one of us had any role in. Having said that Ravi has been on the Board since before I started and I have had a great working relationship with him. He brings a unique technical and industry knowledge to the Board. I have had a very close deep working relationship with Sesh. Especially for the last two years or so that he has been the chair and we have a very committed Board which spends an extraordinary amount of time and effort and attention into the company’s matters. This is something that we are proud of but otherwise running the company is our responsibility and that is what we focus on.

Participant

Can you please let us know what is the need to have one Co-Chairman, another chairman, what is the exact role of Co-Chairman?

Vishal Sikka

I have no idea and you have to ask the Board, it would be unfair for me to talk on it.

Participant

The press release does not explain much. So that is the reason why I ask you that question

Pravin Rao

I am sure there will be more clarity in the coming days. This announcement happened last night. So it is prerogative of the Board and I think we will have to wait for the Board to clarify or give more specifics

Sajeet

Pravin, Sajeet here from Bloomberg-Quint. Are you saying that you were not part of the decision to appoint Ravi Venkatesan as the Co-Chairman of the Board?

Pravin Rao

We are members of the Board.

Sajeet

So you know what deliberations were in the Board and reason for appointing Co-Chairman.

Pravin Rao

As Vishal said, as management our responsibility is more in terms of strategy. Any questions on strategy, execution, operation will be more than happy to answer. On the Board matter, it is not right for us to comment.

Participant

Pravin, just need a quick update on the India business really. We are looking at GST being rolled out. So, are there any significant milestones that you would be looking at in the next quarter or so and also the entire backbone of GST and implementation of GST, if you can give us a quick update on what is happening really?

Pravin Rao

I think we are focusing on, obviously, the go-live for GST is right now scheduled to be July 1st. So the registration totally it is already live, about 65% of the tax payers are already registered. We have in the recent past trained about 2,000 tax people on the system and other things on the train-the-trainer mode. We are also ferociously working on the software, and software in varying stages of development of software milestone. We are progressing on the assumption that July 1st is the go-live day and Binod is here, if you want to add anything on GST?

Participant

Are there any significant milestone payments that we can expect in the next quarter?

Binod Hampapur

I think we are well on course for the completion and payments are also as per the contracts, what has been mentioned. We are well on our way.

Participant

I had a question for Krish Shankar also. Krish, the management earlier spoke about enhancing the local presence in the US. If you can give us a broader sense of what kind of hiring and what kind of people you would be hiring in the US and a larger strategy around your local hiring? Thanks.

Krishnamurthy Shankar

So we have a US talent strategy and I think Ravi is leading that in terms of really setting up development centers there, so Ravi can add on to it.

Ravi Kumar S.

Yes. We discussed about it.

Vishal Sikka

We wanted to know from Krish.

Ravi Kumar S.

I just wanted to validate with Krish if he is saying the same thing. But he did a great strategy of bringing it back to me. So just in the larger interest of the group here, so we have been hiring locally and we have been on a fairly good trajectory for the last few years, we are just setting that up. We are setting that up with more local hiring of experienced talent as well as creating organically talent from campuses, which is what we are good at in places like India. We bring large pools of talents and make them production ready for our programs. We are hiring from campuses in the US and creating a training and enabling infrastructure in the US to continue to actually build the talent. Last year we did ample of that, but we got them all to Mysore. Now we can’t actually ship thousands of people to Mysore. So we have to build local training and enablement and we will do that on the long run. The right strategy for the firms like ours is to breed and build local talent pools and only supplement it with global talent for areas where we have a shortage. That is the right thing to do and that is what we are doing. We are going to set up centers which will be talent hubs for us with a sense of specialization and these would come through in the next 12 months to 18 months. We will set it up in the centers where we have the client clusters, where we have talent supply pools as well as where we get good local government supports.

Participant

Just one final question. Of course, Vishal has been talking about automation and also increase in the utilization rate from the existing rates. So really in terms of hiring in India, does this mean that you are going to kind of slowdown on India hiring or perhaps if you can breakup between freshers and laterals, what really is the strategy for the next year? Thanks.

Krishnamurthy Shankar

No. Basically you are right. With automation, the number of people we are hiring in the past will not be the same. It will slow down a little bit. We are also looking at hiring very differential kind of people. So, for example we have hired engineers from IIT in certain accounts to have higher order programming skills. So that is the other one engagement. So, I think it is a strategy where the idea is to have more focus on different skills that we want to really hire and continue. So yes, you are right with automation, the numbers will go down. But the focus would be for us to really hire very focused and differentiated skills within India.

Participant

Are you saying, if you are getting the right talent you won’t shy away from paying them whatever that is required and only those set of skills is what we will be going to hire.

Krishnamurthy Shankar

Whatever the market is there for those skills we are going to pay.

Ayan

Mr. Sikka, this is Ayan here. So this question is again regarding the announcement you made. So last time there were claims of corporate governance and you appointed Cyril Amarchand Mangaldas. So have they come out with report or have they given some solutions to the issues?

Pravin Rao

This is again a Board matter and when we are ready to announce something conclusion of certain things, I am sure we will do it at the right time.

Ayan

You haven’t come out with something?

Pravin Rao

It is not right for management to comment on this. So whenever there is any outcome or development, as we have always done in the past we will continue to be transparent about it.

Vishal

One question. Vishal here. Globally the conversation is all about this massive technology change that is happening. Every company is being forced to redo their technology infrastructure and all of that. Yet the whole thing here is about slowdown and slowdown and stuff. You also have seen that. So where is the problem? We do hear big companies, GE has been openly talking about it, and we hear the constant conversation. I think Shell told us recently, many are insourcing their IT activity. Is that one of the concerns? Are the whole lot of newer players have come in, that are taking away shares from you, where is the problem?

Vishal Sikka

I do not know why you have seen a slowdown. We are not talking about a slowdown. We see tremendous opportunities. The mix that we have had, not only in Infosys but the entire IT services world, that overall mix has portions of it that are being commoditized very rapidly. There are big portions of it, that are amenable to or susceptible to automation and as AI technology advances more and more of that will happen. There are portions of that which are still very much relevant to the clients’ future. Therefore the endeavor is to ensure that we continue to grow in those new high growth areas and continue to bring an extreme focus on automation to the existing as well as to the commoditizing work and so forth. This is the mix. In terms of appealing to the clients about getting into their core strategic areas and so on, this requires us to also upscale and evolve our go-to-market engagements and the way we engage with clients. So one of the things that we have been doing with the leadership of the three sales Presidents that are here is to deeply bring Design Thinking into everywhere that we engage with clients. Ritika has been working on large deals where we bring a deep focus on this, on strategic relevance to that and so forth. So you have to build the ability to engage with clients at the right levels where their strategic needs are and to ensure that we have the products and services and the right value proposition, the right solutions at that level. These are things that evolve as we go along. But I see no shortage of opportunity and no shortage of relevance of the work that we do.

Vishal

With the visa cost increasing, I was wondering if clients are ready to pay more for resources.

Vishal Sikka

For the right kind of services, absolutely.

Joshell

This is Joshell. Sir the margin, which we brought down the range to 23%-25%. Does that include the potential impact of changes to the visas? Could you just break down what led to the margin being lower, margin rate?

M.D.Ranganath

We have expanded the range. I just want to say that we have expanded the range, for example, last year we said it will be 24%-25% and I am really happy that we ended up at the higher end of that one despite about 4%-5% reduction in the revenue trajectory. If you recollect in fiscal ’16 we grew 13.3% in constant currency. This year we grew 8.3%, almost 5% decline, despite that we maintained the margins. That was possible primarily on account of very sharp focus on operational efficiency. I think Ravi and his team did a great job on utilization. This quarter if you look at Q4, we are at the 10-year high-end utilization of 82%. Likewise, subcon as a percentage of revenue came down and likewise on onsite employee cost as a percentage of revenue and so on. So I think we have expanded the range, 23%-25%. The primary reason of course is if you look at rupee last couple of weeks is appreciated 3.6% over FY’17 average rate. That is one element. So we need to look at and consider those factors. However, we have to navigate it. Even if you look at last year, we navigated a very volatile foreign currency environment after Brexit, after US election, pound as well as the Euro versus the US dollar. So, we have to navigate that. However, we will continue our focus on these operational efficiencies as we did last year. One positive element though it is a smaller element is on the automation. The net headcount addition at the group level was lowered by over 60% in FY17, whereas the revenues grew at 8.3% in constant, the headcount grew less than 3%. So essentially, we want to see how much of automation and productive benefits could also occur. So we have expanded the guidance range. As Vishal said earlier, now we are also making certain investments in onsite development centers in United States to address any potential risk of the strategy and things like that. So we have to be prepared for and proactively work towards that.

Joshell

Another question. Sir, you are going to invest in onsite delivery centers, you raised the amount of money you are going to return to investors to about 70% of free cash flow. How does that square with the need to get $1.5 bn in revenue from acquisition by 2020, how do you balance that?

Vishal Sikka

It is all there. Despite the capital needs and the M&A needs and other strategic investment needs and the capital allocation that Ranga has outlined, there is still room for us to make sure that we do not compromise on any area that we might need capital cost strategically.

M.D.Ranganath

Thanks Vishal. Just to add to what Vishal said, the Board has articulated a very clear capital allocation policy which clearly states that it has taken into account both strategic needs and operational needs of the company in the medium term. This essentially means the requirement for M&A that we had articulated earlier, the requirements for capital expenditure and any strategic investments like we have been taking about. So essentially the capital allocation policy has two parts. One, it talks about the future cash flow, how much of it will be returned. It also talks about how much of cash is on the balance sheet today, close to $6 bn, up to how much is expected to return. I think it takes into all this. It is not going to impede our ability what we had planned both in M&A or capital expenditure.

Participant

I want to ask this question on compassionate capital. Mr. Murthy has been very passionate about it. His targets have been One You and of course he has been consistent in matter. That is your salary, Pravin salary and severance pay that was given to Rajiv Bansal. What is your view on compassionate capitalism? Can Infosys be that example for others on not setting a trend like this, is that even viable?

Vishal Sikka

Not setting a trend like what?

Participant

Giving very high salaries to top executives while the others don’t get so much, etc.

Vishal Sikka

See, once a company transitions from a founder-led management and founder-led Board towards a professional management and a professional independent Board, there are certain changes that obviously have to be made. Earlier in response to one of the questions as Krish mentioned, as we hire people with different kinds of skills and so forth, we have to be competitive in the market. If you look at our compensations, our endeavor is to ensure that, on the one hand we reward the employees based on whatever the market benchmarks are and so forth and on the other hand, the reward structure is stuck up in a way that it is purposeful, that links to everyone’s interest. As we have transformed the compensation, we have a very heavy component of variables, salaries, RSUs and stock options and so forth which are aligned with everybody’s interest and especially with shareholder interest. Large shareholders obviously are bigger beneficiaries of that than smaller shareholders. Now, the deeper opportunity, the deeper transformation that I see is to bring this idea across the Board to the entire company. In the first way where we have rolled out the RSU and stock option plan to the employees, we have done this for approximately 8,500 Infoscions so far which is about 20% of what we call our job levels 6 and above employees and overtime we wish to bring this to everyone. Why is that significant? As we transition our industry with the first generation of this industry or the first few generations whatever, the time up to now has been about outsourcing, has been about doing the work that others were doing with the same world class quality but cheaper and so on. I believe that increasingly as we look ahead to the times of the world being transformed by software to the times of Artificial Intelligence technologies, we have to evolve to a culture where we bring much more AI and automation into our work, so that all the mechanizable work is done by machines, by software. People are more and more innovative, people are more and more of problem finders. These machines are going to solve the problems that have been well-articulated. People have to be the problem finders, people have to be the innovators. So we need a very deep routed entrepreneurial culture. This is a broader underlying shift that is at the heart of the transformation of Infosys. It is actually also when you look beyond Infosys, it is something that is going on in the broader community around us within India. 60% of the Indian engineering graduates don’t have jobs. When you look at pockets of the country, there are huge amounts of unemployment and so forth. So people ask me what is the future here in the times of AI, when bunch of jobs are going to be done by machines what is going to happen. And if you look underneath what has been going on with Brexit and with the other geopolitical moves that have happened in the world around us, this wide ranging discontent around what the future of the workforce there and so forth. Underneath there, I believe it is the same principle at different levels and different flavors, but it is the same principle at work. We must embrace automation. We must stay in automation. We must become masters of it. We can only do that through skilling and through education. This is what Ravi talked about bringing in a deep focus on skilling and so forth. But ultimately as machines do more and more of the work that we used to do, more and more of the work that we can mechanize, we have to become innovative. We have to become entrepreneurial. We have to think of a billion entrepreneurs. At Infosys, we think of every single Infoscion as an entrepreneur. So therefore we have to shift towards that kind of a mindset of an owner employee where our rewards are shared equally by the people and so forth. This is how I see it. Sorry, the answer took very long, but you asked a complicated question. But some of the differences that people like to highlight and so forth, I do not want to address that. The deeper issue underneath here is to ensure that we transform the company and in fact the broader culture around us towards an entrepreneurial culture. That is what the times ahead are calling for, that is what technology is driving us towards.

Balaji

Sir before I ask you what is this distraction you talked about in your quote, it is not explained. Why your revenue guidance is not only single digit but lower than what you achieved?

Vishal Sikka

These are two entirely separate matters. The revenue guidance is based on what we see in the time ahead and obviously, the performance in Q4 tends to have an impact on how we see the quarter ahead and the year ahead. The revenue guidance is based on our expectation from the business for the time that is ahead. In terms of the distraction, obviously, I think in this room I certainly do not need to tell you what the distractions have been. It is our job to manage the company and to lead the company in the times that we are in. The transformation of the company itself is very challenging, is an extraordinarily important and yet not a trivial task. That is one that we have been engaged in, and the overall macroeconomics, geopolitical environment around us that we have to deal with and so forth. Then there are these things that have been going on the over the last quarter and they do take attention and focus away. However, it is our job, our burden, our responsibility as leaders to ensure that we continue to guide the company, continue to execute our mission without letting this affect us. This is what that quote was all about.

Balaji

That brings me to my set of questions, and I will read out for the benefit of the audience that we have because this has not been addressed. It is a serious issue. I will start Sir, one by one you can explain. This is important.

In an email to employees on February 21, you accused the media of carrying false and malicious stories on Panaya acquisition said they were fabricated, designed to tarnish the company’s reputation. You have also accused the media of orchestrating unwarranted attacks on you and your company on account of harassment. You alleged that the media reports created a false alternate reality out of events and things with embellishments calibrated to misled and sensationalize. The question is why blame the media or shoot the messenger when all it did was report objectively on the whistle blower’s complaint to the market regulator?

What stakes media have in the company to harm its reputation or interest? What evidence you have to tell your techies that the media was hell bent on damaging the company’s reputation and indulge in distraction which you highlighted in your quote, which are expensive, draining and time consuming, equally for us all that applies. Media has better things do than wasting precious time on Boardroom battles even on a Blue Chip company where stakes are high for all concerned. We expect media to keep mum when none other the company’s chief co-founder Murthy spills the beans and expresses anguish over governance issues in a listed firm where investors interest are paramount. If all was or is well between the Board and the co-founder, why will Murthy email to media personnel on April 3, Sunday evening, on the eve of his US visit about his concerns over the opening wage hike to the CEO.

Last, endorsing Murthy’s concerns former Board directors also said the co-founder were appalled at the indifference of the present Board towards them and Murthy approached the media only after exhausting all channels of communication and avenues to raise the red flag. If employee, institutional investors and financial analysts are with the company, its management and the Board, why worry and what the media did or does in discharging its duty to inform, dissimulate, clarify and enlighten the readers yours and editors through news and analysis?

Vishal Sikka

Thanks so much for your questions. I think as Pravin said earlier, the Board and founder-related questions, these are something that we do not wish to comment on. That you have to ask the parties that you have mentioned. With regard to the media, we deeply appreciate the work that the media does in reporting on facts and events. This is to the extent that in individual cases and certain cases where we have found certain media stories to not be adequate or to not be accurate representations of reality, we have made that clear in our statements and so forth. I want to make it clear that I deeply appreciate and all of us deeply appreciate the work that the media does and wherever there is something that we have an issue with them, we point that out.

Balaji

You gave a misleading image or impression to your employees. That is my concern, Sir. I have given the quotes from what you said, it is not a slugfest or it is just in fairness of asking. No issues at all.

Pravin Rao

As Vishal said, we appreciate whatever media has done. Our belief is that, there are times when media before they publish anything they ask us to confirm. Many times we have seen, few times at least where we have categorically denied or categorically said that there is no basis to it, but we have still seen media go ahead and publish the news. That is where the concern comes from. At the end of the day, all this becomes very distracting and at times it can be distracting for the employees as well. As management we have to say, wherever there are issues, we are dealing with it, but not everything you read in media is the right thing. It is not that media is alleging. Media is representing whatever news you are hearing from your sources. Intent is to say everything that comes in the media, all the allegations that are reported need not be true or anything. We are dealing with it, but it is important for you to focus on what you are doing. That is the intent of the message.

Balaji

Fair enough, my question is you have generalized and then brushed entire media. If there was concerns, you could have addressed them individually than giving a wrong impression. I think Mr. Vishal Sikka owes an apology to the media. What you told the employees, this is concerning our institution?

Vishal Sikka

The employee mail that you are referring to, if I have it right, specifically talked about cases that was not based on fact and we did raise those and despite that those were published. We live in an atmosphere where we have 200,000 employees who get affected by this, like Pravin says. You have to ensure that at a time of widespread media coverage on things like this that the company continues to stay focused on its mission for its investors, shareholders or its employees and especially its clients. We continue to focus on our strategy execution and so forth. I do not agree that this is anyhow something that deserves.

Balaji

You may reply later to my questionnaire, but the point is you know the issues between the Board and the founders and all, where does the media actually come into the picture? It has incurred a collateral damage?

Moderator

Balaji if I may suggest over here if you have any specific conversation you like to have but we can we finish this press conference which is about the results.

Balaji

That is why I raised in the last. I did not want to unduly interfere with these issues and all. Sir which page you mentioned about cash reserve and equivalents? It is not in the statement, you have made the departure from the statements. The $2 bn you mentioned that one, which page?

M.D.Ranganath

Front page, if you look at under one highlight, last but one line, liquid assets including cash and cash equivalents in investments, both in INR press release and dollar press release.

Balaji

As against how much, Sir, in March 31, 2016. Normally you to mention both quarterly

M.D.Ranganath

It’s there in the enclosed Balance Sheet, last page.

Participant

This is regarding hiring. You said that you are looking at hiring very focused in specialized skills. So what are those specific skills you are looking to hire? Also, why those skills are you are not able to cultivate within your own employees? Is your re-deployment in to the other platforms not going that well or is it even possible to inculcate those skills in your current employees?

Pravin Rao

Let me take that question. The typical skills we are looking at hiring are in newer areas like digital, analytics, cyber security, all those areas are niche areas, so whenever any new technology or any new offering comes, we have to do a combination. On one hand, initially to get a foothold in to that particular area, you have to hire people with experience. But given that it is a new area, they will never be hundreds of thousands of people with those skills. So you cannot rely only on hiring. We will have to scale, only way you can scale is to retraining people. It is always a combination of things. You always typically recruit people with skills, at the same time, from my scale perspective. We massively retrain and reskill our people with combination.

Vishal Sikka

I want to add, we do develop our talent within. This is something that we are extraordinarily proud of our education work that we do. Couple of important facts on that on design thinking. We have just crossed 135,000 Infoscion who have been trained on design thinking from within through a very extensive design thinking program that we have put in. Right behind you is Binod who is standing right there and he is spearheading a Stanford Business School led Executive Education Program that is in fact going on here in Bangalore this week where Stanford faculty are here and I am looking forward to speaking to the team tomorrow about this. We are training our top 250 senior executives through this very one-of-a kind program that has been put up just for Infosys. If you look at bringing in new kinds of process skills like Agile and Scrum development, we have already trained top 5000 of our project managers on this. Mana, we have close to 2000 people who have been trained. Beyond our own training, we have done partnerships with Udacity as well Coursera on bringing unique different kinds of skills. We have also revamped our Mysore training to bring much more of training or learning by doing these kind of things. Some of the results of the work that we have done in education to train our employees, for example, on three languages at the same time, so that we can form the patterns to transcend individual languages and so forth. These are all things that have developed our workforce and then in a much more effective way. As Pravin said, there are certain areas, certain competencies, certain skills where you just have to have the background in that and then you bring that from the outside.

Participant

You said you are looking to build a culture where every employee feels he is an entrepreneur or the feeling of ownership comes in. That is sort of similar to how things happen at a startup, where everybody feels responsible. How do you think that you can reach over there when at a lower level your fresher are actually doing a one task at a time and sometimes they do not even have a clear picture, though in the process they can learn, if they remain at Infosys for a longer time. They can learn multiple skill, but at that level they do not have that responsibility or ownership feeling

Vishal Sikka

This is a very extensive part of the work that we do. If you look at two of our programs, Zero Distance and Zero Bench, they are both aimed exactly at creating this kind of an entrepreneurial ability. Zero Distance, which has just finished two years last month is all about taking an individual team led by a project manager and having them identify the areas of opportunity. We have now 100% coverage and we have 7000 ideas that have already been discussed with clients. Our clients have instituted programs to actually reward Zero Distance ideas in their own jobs. Couple of weeks ago, I was talking to one of the large European companies that has actually put in a Zero Distance idea of the month award for Infoscion to come up with the Zero Distance ideas to them. Another company in California has a program where twice a month they listen to Zero Distance ideas and they celebrate that with our employee. These are youngsters, the project managers are typically 31-32 years old and they bring this ideas in. It has become a very deep rooted part of problem finding, thinking about the project that we are working on and coming up with innovative ideas there. The very youngsters, used to be that 67% of our bench used to be the trend, the fresher who come out of Mysore and they largely were on the bench. In our Zero Bench program, we have 35,000 work packages, which are 4x larger than the size of the bench. So everyone, all the youngsters who are on the bench, they get exposed to these real ideas. Narsimha is sitting back there, he has a program on creating a million test cases in our IVS practice and so on. These are the ways that they actually get hands on becoming entrepreneurial. We tend to think of 9500 project teams as individual startups that work on their ideas with an entrepreneurial energy.

Participant

The last thing of the people who are hired in India, what is the percentage of fresher versus experienced people?

Pravin Rao

It is about 50-50.

Moderator

Thank you everyone, thank you for joining us today.